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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-24514~~ 8-41207

RECD S.E.C. MAR 0 1 2002 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CITADEL TRADING GROUP, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 WEST WASHINGTON STREET, 9th FLOOR
(No. and Street)

CHICAGO	ILLINOIS	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GERALD A. BEESON, MANAGING DIRECTOR, FINANCE & ACCOUNTING (312)696-2121
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSEN LLP
(Name — *if individual, state last, first, middle name*)

33 WEST MONROE STREET	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERALD A. BEESON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CITADEL TRADING GROUP, L.L.C., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



"OFFICIAL
MARY ANN MCC
COMMISSION EXPIRES
NOTARY PUBLIC STATE OF ILLINOIS

Signature

MANAGING DIRECTOR, FINANCE & ACCOUNTING

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members of Citadel Trading Group, L.L.C.:

We have audited the accompanying statement of financial condition of CITADEL TRADING GROUP, L.L.C. (a Delaware limited liability company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citadel Trading Group, L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
February 15, 2002

CITADEL TRADING GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 14,807,282
Receivables from brokers and dealers	2,864,916,042
Securities borrowed	3,520,842,754
Trading assets, at fair value:	
Corporate stocks (cost $1,942,703,922)	1,870,948,484
Other assets	10,954
Total assets	$ 8,271,525,516

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Payables to brokers and dealers	$ 4,700,673,768
Securities loaned	3,316,702,345
Trading liabilities, at fair value:	
Corporate stocks (proceeds $291,546)	302,125
Payable to affiliate of Trading Manager	7,008,256
Total liabilities	8,024,686,494
Members' capital	246,839,022
Total liabilities and members' capital	$ 8,271,525,516

CITADEL TRADING GROUP, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2001

Citadel Trading Group, L.L.C. ("CITG") is a Delaware limited liability company ("L.L.C.") and is registered as a National Association of Securities Dealers ("NASD") broker-dealer which engages in proprietary trading activities. CITG is owned by Wellington Partners Limited Partnership ("Wellington") and Citadel Limited Partnership ("CLP"). CLP serves as the Trading Manager of CITG. CITG is registered as a commodity pool with the Commodity Futures Trading Commission. Under the terms of the L.L.C. Operating Agreement dated January 1, 1999, CITG will terminate on December 31, 2028, although it may be terminated earlier at the discretion of its members.

(1) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires CITG's management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment transactions and related commissions are recorded on a trade-date basis. Commission expenses are included in the determination of net realized gains and losses and change in unrealized gains and losses on investments. Realized gains and losses are determined on a first-in, first-out ("FIFO") basis.

CITG periodically holds securities denominated in foreign currencies. These amounts are converted to U.S. dollars using spot currency rates on the date of valuation. Foreign currency translation gains and losses are reflected in the determination of trading revenues.

Trading assets and liabilities and receivables from and payables to brokers and dealers arising from futures and options, are carried in the statement of financial condition at market value, or at amounts that approximate fair value, as determined in accordance with the L.L.C. Operating Agreement. Pricing of trading assets and liabilities may be modified by CLP, at its sole discretion, under certain circumstances, as provided for in the L.L.C. Operating Agreement.

Securities borrowed transactions require CITG to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with CITG. Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or posted, respectively. CITG monitors the market value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. As of December 31, 2001, CITG received securities borrowed and delivered securities loaned with a fair value of $3,254,395,931 and ($3,215,955,818), respectively.

Realized and unrealized gains and losses on options and financial futures contracts are included in net realized gains and change in unrealized gains and losses on investments in the statement of operations.

CITG defines cash and cash equivalents in the statement of financial condition as funds held in liquid investments with maturities of ninety days or less.

(2) Income Taxes:

Income taxes have not been provided for as each member is individually liable for the taxes, if any, on its share of CITG's taxable income items, including capital gains, interest, dividends and deductions.

(3) Transactions with Related Parties:

CITG makes payments to reimburse Citadel Investment Group, L.L.C. ("CIG"), an affiliate of CLP, for CITG's allocable share of CIG's direct and indirect expenses in providing services to all entities managed by CLP. CITG is subject to direct operating expenses, including, among others and without limitation: commissions and transactions charges; legal and accounting fees and expenses; governmental and registration expenses. Substantially all of CITG's expenses are indirect operating expenses. These operating expenses in the statement of operations include, without limitation: employee compensation and benefits; depreciation; office rent; information systems; investment research; communications equipment; quotation services; and other overhead expenses. On a category basis, employee compensation and benefits, occupancy and equipment rental, and professional fees comprise 72%, 9%, and 12%, respectively of operating expenses listed on the statement of operations for the period ended December 31, 2001.

These expenses paid by CIG are generally allocated based upon CITG's trading positions and capitalization as compared to the trading positions and capitalization of all funds managed by CLP. Performance based compensation to employees is allocated among funds managed by CLP based generally on their respective investment results. These expenses may be paid by CIG and then reimbursed by CITG. The payable to affiliate of Trading Manager amount represents the balance of expenses not yet reimbursed by CITG to CIG as of December 31, 2001.

CITG engages in securities borrowing and lending transactions with Wingate Capital Ltd. ("Wingate"), Aragon Investments, Ltd. ("Aragon"), Hera International Investments Ltd. ("Hera"), and Jackson Investment Fund Ltd. ("Jackson"). Wingate is a wholly owned subsidiary of Wellington. Aragon is a NASD registered broker dealer and managed by CLP. Hera and Jackson are managed by CLP. The financing costs associated with these transactions are determined at market levels and are collateralized as a percentage of the market value of the position. The mark to market exposures relative to collateral posted are marked to market on a daily basis. As of December 31, 2001, the market value of short positions financed by CITG for Wingate was ($908,147). The collateral value of long positions financed by CITG for Aragon was $277,884,066 and the collateral value of short positions financed by CITG for Aragon was ($1,871,274,896). The collateral value of these positions is included in the securities borrowed and securities loaned section of the statement of financial condition.

Certain of CITG's accounts with various financial institutions have been guaranteed by Wellington.

(4) Derivative Financial Instruments:

Derivative financial instruments traded by CITG include futures and options, whose values are based upon their underlying assets, indices or reference rates, and generally represent future commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain option contracts. OTC derivative contracts are negotiated between contracting parties and include certain options.

Derivatives are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. CITG uses derivative financial instruments in the normal course of its business to take proprietary investing and trading positions and to manage exposure for loss due to interest rate, exchange rate and market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with CITG's other investing and trading activities. CITG manages the risks associated with

CITADEL TRADING GROUP, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued

December 31, 2001

(4) Derivative Financial Instruments, Continued:

derivatives along with its proprietary investing and trading activities in cash instruments as part of its overall risk management framework.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest and foreign exchange rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. CITG manages its exposure to market risk related to trading instruments on an aggregate basis combining the effects of cash instruments and derivate contracts.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. At any point in time, the credit risk for OTC derivative contracts is limited to the net unrealized gain as reported in the statement of financial condition. Credit risk due to exchange-traded financial instruments, such as futures and options, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded. Transactions in OTC derivative contracts are entered into with major commercial and investment banks. CITG did not have any credit exposure with respect to its outstanding derivative financial instruments as of December 31, 2001.

Derivatives are generally based upon notional values. Notional values are not recorded on-balance-sheet, but rather are utilized solely as a basis for determining future cash flows to be exchanged. Therefore, notional amounts provide a measure of CITG's involvement with such instruments, but are not indicative of potential risk. Derivative instruments are marked to market at contractually specified intervals and the resulting gains and losses are recorded in the statement of financial condition prior to the exchange of the related cash flows.

Included in net trading revenues as recorded on the statement of operations for the period ended December 31, 2001, is realized and net change in unrealized gains and losses associated with derivative financial instruments.

Options are contracts that grant the holder, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options. Options written do not give rise to counterparty credit risk as they obligate CITG and not its counterparty to perform.

Unrealized gains and losses on options purchased and options written are reflected in trading assets and trading liabilities in the statement of financial condition. Unrealized gains and losses arising from financial futures transactions, along with any related cash deposits, are included in receivables from and payables to brokers and dealers in the statement of financial condition.

Fair values represent the cost of replacing CITG's derivative financial instruments. The estimated fair value of CITG's derivative financial instruments is approximately ($2,319,556,000) related to financial futures as of December 31, 2001.

(5) Other Off-Balance-Sheet Risk:

Since CITG does not clear its own securities transactions, it has established accounts with financial

CITADEL TRADING GROUP, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued

December 31, 2001

(5) Other Off-Balance-Sheet Risk, Continued:

these firms. Such risk, however, is mitigated by the obligation of the financial institutions to comply with rules and regulations governing financial institutions in the countries where they conduct their business activities. These rules and regulations generally require maintenance of net capital, as defined, and segregation of customers' funds and securities from holdings of the firm.

CITG sells various financial instruments which have not yet been purchased ("short sales"). CITG is exposed to market risk for short sales. If the market value of an instrument sold short increases, CITG's obligation, reflected as a liability on the statement of financial condition, would increase and trading revenues would be reduced. To minimize market risk, CITG often holds securities which can be used to settle these obligations and monitors its market exposure daily, adjusting position levels where deemed necessary.

(6) Net Capital Requirements:

CITG is subject to the net capital requirements of Securities and Exchange Commission "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to use the alternative method as permitted by this rule. Under the alternative method, CITG is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2001, net capital was approximately $148 million in excess of the required minimum net capital.

****

In accordance with the rules of the Commodity Futures Trading Commission, the undersigned affirms that, to the best of its knowledge and belief, the information contained in these financial statements is accurate and complete.



CITADEL LIMITED PARTNERSHIP
Trading Manager and Commodity Pool Operator for the
Commodity Pool, Citadel Trading Group, L.L.C.
by: GLB Partners, its general partner
by: Citadel Investment Group, L.L.C., its general partner
by: Kenneth C. Griffin, Managing Member


ANDERSEN


MAR 0 1 2002
WASH, D.C.

CITADEL TRADING GROUP, L.L.C.
(A DELAWARE LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
TOGETHER WITH AUDITORS' REPORT